United States securities and exchange commission logo





                               November 29, 2022

       Stone Douglass
       Chief Executive Officer
       GeoSolar Technologies, Inc.
       1400 16th Street, Ste 400
       Denver, Colorado 80202

                                                        Re: GeoSolar
Technologies, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 2
                                                            Filed November 17,
2022
                                                            File No. 024-11859

       Dear Stone Douglass:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment on Form 1-A

       General

   1. We note your response to comment 3. It continues to appear that Rialto is acting as an underwriter in the
distribution of your securities. We note that the FINRA no objections letter refers to
"proposed underwriting terms and arrangements" and that Rialto will be paid up to two percent
of the offering proceeds. Please clarify why you believe the activities of Rialto,
coupled with the compensation it will receive, do not constitute
                                                           participation    in
the distribution.
   2. We note your response to comment 7. It appears that you are seeking to register the issuance of up to
4,700,000 shares of common stock underlying your convertible notes that were issued to
investors in private placements. Revise your disclosure to clarify if the securities were
convertible or exercisable within one year of purchase. If the notes are
 Stone Douglass
GeoSolar Technologies, Inc.
November 29, 2022
Page 2
       convertible within one year of purchase, revise your offering statement to remove the offer and sale of the underlying securities. Refer to Securities Act Sections Compliance and Disclosure Interpretations 103.04.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Evan Ewing at 202-551-5920 or Geoffrey Kruczek at 202-551-3641 with any questions.



                                                             Sincerely,
FirstName LastNameStone Douglass
                                                             Division of
Corporation Finance
Comapany NameGeoSolar Technologies, Inc.
                                                             Office of
Manufacturing
November 29, 2022 Page 2
cc:       William T. Hart
FirstName LastName